Exhibit 5.2

Linklaters LLP
1290 Avenue of the Americas
New York, NY 10104
Telephone (+1) 212 903 9000
Facsimile (+1) 212 903 9100

National Grid plc

1-3 Strand

London WC2N 5EH

England

June 9, 2026

Ladies and Gentlemen,

Issue by National Grid plc (the “Issuer”) of U.S.$750,000,000 5.405% Notes due 2036 (the “Debt Securities”)

We have acted as United States counsel to the Issuer in connection with the issuance of the Debt Securities by the Issuer. The Debt Securities are being issued pursuant to the Indenture dated as of June 12, 2023, as amended and supplemented from time to time (the “Base Indenture”), as supplemented by a third supplemental indenture dated as of June 9, 2026 (the “Third Supplemental Indenture”, and together with the Base Indenture, the “Indenture”) between the Issuer and The Bank of New York Mellon, London Branch, as trustee (the “Trustee”).

This opinion is limited to the federal law of the United States and the laws of the State of New York, and we express no opinion as to the effect of the laws of any other State of the United States or any other jurisdiction.

For the purpose of this opinion, we have examined the Indenture, such certificates and other documents, and such questions of law, as we have considered necessary or appropriate. We have assumed that the Issuer has the power to execute and deliver the Debt Securities and the Indenture, and perform its obligations thereunder, that the Indenture has been duly and validly authorized, executed and delivered under the laws of England and Wales by the Issuer, that the Debt Securities have been duly and validly authorized and delivered under the laws of England and Wales by the Issuer, that the Debt Securities conform to the form examined by us and that the signatures on all documents examined by us are genuine, assumptions that we have not independently verified.

In our opinion, the Debt Securities have been duly executed, authenticated, issued and delivered and constitute valid and legally binding obligations of the Issuer, enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

This communication is confidential and may be privileged or otherwise protected by work product immunity.

Linklaters LLP is a multinational limited liability partnership registered in England and Wales with registered number OC326345 including solicitors of the Senior Courts of England and Wales, members of the New York and District of Columbia Bars and foreign legal consultants in New York. It is a law firm authorised and regulated by the Solicitors Regulation Authority. The term partner in relation to Linklaters LLP is used to refer to a member of Linklaters LLP or an employee or consultant of Linklaters LLP or any of its affiliated firms or entities with equivalent standing and qualifications. A list of the names of the members of Linklaters LLP together with a list of those non-members who are designated as partners and their professional qualifications is open to inspection at its registered office, One Silk Street, London EC2Y 8HQ, England or on www.linklaters.com.

Please refer to www.linklaters.com/regulation for important information on Linklaters LLP’s regulatory position.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be submitted by the Issuer on the date hereof. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Linklaters LLP

Linklaters LLP